Filed by URS Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. 001-12054
Date: November 7, 2007

WASHINGTON GROUP INTERNATIONAL
STOCKHOLDER LETTER

November 6, 2007

Dear Washington Group International Stockholder:

Thank you for your support as we work toward completing the merger between URS Corporation (“URS”) and Washington Group International, Inc. (“Washington Group”).

On May 27, 2007, URS entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Elk Merger Corporation, a wholly owned subsidiary of URS (“Merger Sub”), Bear Merger Sub, Inc., a wholly owned subsidiary of URS, and Washington Group, pursuant to which Washington Group would be acquired by URS. On November 4, 2007, URS and Washington Group entered into Amendment No. 1 to the Agreement and Plan of Merger (the Merger Agreement, as amended, being the “Amended Merger Agreement”). That amendment increases the merger consideration to be paid to Washington Group stockholders for their shares if the merger is completed. The Amended Merger Agreement will be considered at a special meeting of Washington Group stockholders rescheduled to be held on November 15, 2007, at 7:00 a.m., local time.

As outlined in URS’ and Washington Group’s joint proxy statement/prospectus, dated September 28, 2007 (the “Proxy Statement”), and the supplement to the Proxy Statement, dated November 5, 2007 (the “Supplement”), under the terms of the Amended Merger Agreement, each Washington Group stockholder has the opportunity to elect to receive, for each share of Washington Group common stock that he or she owns, either:

•	a combination of 0.90 of a share of URS common stock and $43.80 in cash (the “Mixed Election”);

•	an amount in cash, without interest, equal to the sum of (i) $43.80 and (ii) 0.90 multiplied by the volume weighted average of the trading prices of URS common stock during the five trading days ending on the trading day that is one day prior to the day of the special meeting of Washington Group stockholders at which stockholder approval is received (the “Cash Election”); or

•	a number of shares equal to the sum of (i) 0.90 and (ii) $43.80 divided by the volume weighted average of the trading prices of URS common stock during the five trading days ending on the trading day that is one day prior to the day of the special meeting of Washington Group stockholders at which stockholder approval is received (the “Stock Election”).

All elections (other than a Mixed Election) will be subject to proration.

Washington Group stockholders may make the Mixed Election, the Cash Election or the Stock Election with respect to all or any number of their Washington Group shares. Any Washington Group stockholder that does not make an election, makes more than one election on the enclosed election form or misses the Election Deadline (as defined below) will be deemed to have made no election as to the form of consideration that such stockholder will receive in the merger, and will receive the mixed consideration consisting of 0.90 of a share of URS common stock and $43.80 in cash for each share of Washington Group common stock surrendered as if such stockholder had made a Mixed Election.

You are entitled to make an election with respect to your shares of Washington Group common stock even if you vote against the merger. However, any election form submitted by a Washington Group stockholder that seeks to exercise dissenters’ rights will be of no force and effect. If you have exercised appraisal rights you should NOT file an election form; IF YOU FILE AN ELECTION FORM YOU WILL BE DEEMED TO HAVE WAIVED YOUR APPRAISAL RIGHTS. If any dissenting stockholder ceases to be a dissenting stockholder, but does not submit a valid election form prior to the Election Deadline, then such stockholder shall be deemed to have made no election.

URS will pay Washington Group stockholders an overall per-share mix of 0.90 of a share of URS common stock and $43.80 in cash for each outstanding share of Washington Group common stock taken together, providing for a blended merger consideration value of approximately $97.89 per share of Washington Group common stock based on the closing price of URS common stock on November 2, 2007. In the aggregate, URS will issue approximately 29.4 million shares of URS common stock and pay approximately $1.4 billion in cash in the merger.

URS cannot guarantee that you will receive the amount of cash consideration or stock consideration that you elect. The Cash Elections and Stock Elections of Washington Group stockholders will be subject to proration to preserve an overall mix of 0.90 of a share of URS common stock and $43.80 in cash for all of the outstanding shares of Washington Group common stock taken together, after taking into account all of the elections made by all of the Washington Group stockholders. As a result of the proration and allocation procedures and other limitations described in the Supplement and the Amended Merger Agreement, you may receive stock consideration or cash consideration in amounts that are different from the amounts that you elect to receive. Because the value of the stock consideration and the cash consideration may differ, you may receive consideration having an aggregate value less than that which you elected to receive.

All of the documents necessary to complete your election are included in this package. Please review the following documents carefully:

1. An Election Form, which enables you to make your election; and

2. A Return Envelope for mailing items to Mellon Investor Services LLC (the “Exchange Agent”).

If the merger closes, you will receive a Letter of Transmittal to be used in connection with the delivery and surrender of the stock certificates representing your shares of Washington Group common stock and/or non-certificated shares of Washington Group common stock represented in book-entry form. You will not receive any merger consideration unless and until you deliver the Letter of Transmittal, duly completed and signed, and surrender your stock certificates and/or non-certificated book-entry shares pursuant to the Letter of Transmittal. When you deliver the election form, you will certify that you are the registered holder of your shares of Washington Group common stock and will continue to be through the completion of the merger, that such shares are free and clear of all liens, restrictions, adverse claims and encumbrances, and that you guarantee to deliver and surrender such shares pursuant to the Letter of Transmittal.

You should also carefully read the Proxy Statement and the Supplement previously mailed to Washington Group stockholders. You can obtain an additional copy of the Proxy Statement or the Supplement by following the directions set forth below.

Please read the enclosed materials and, if you would like to make a valid election to receive cash, shares of URS common stock or a combination of cash and shares of URS common stock, please complete the Election Form and mail the Election Form to the Exchange Agent. Unless extended, the Election Form must be received by the Exchange Agent no later than 5:00 p.m., eastern time, on the day that is three (3) business days after the day the merger is declared effective (the “Election Deadline”), which date could be as early as November 20, 2007. If for any reason the Election Deadline is extended, URS will issue a press release and make a filing with the Securities and Exchange Commission (the “SEC”) of a Current Report on Form 8-K indicating the revised Election Deadline. You will not have the opportunity to specify the type of merger consideration you wish to receive if your Election Form is not received prior to the Election Deadline. You bear the risk of improper delivery of your Election Form. Questions concerning the Election Form or the Election Instruction Booklet should be directed to MacKenzie Partners, Inc. (the “Information Agent”) at (800) 322-2885.

There is a limited period of time for you to deliver your Election Form. If you do not make a valid and timely election, you will be deemed to have made a Mixed Election to receive the mixed consideration for all of your shares of Washington Group common stock. You should note that if you elect to receive only URS common stock, the value of the shares you receive will depend on the volume weighted average of the trading prices of URS common stock during the five trading days ending on the trading day that is one day prior to the day of the special meeting of Washington Group stockholders at which stockholder approval is received. Information regarding URS stock prices can be obtained by calling the Information Agent at (800) 322-2885 or on URS’ web site at www.urscorp.com.

You can find additional information on the merger, its revised terms and related transactions in the Proxy Statement and the Supplement, both available through the SEC’s website at www.sec.gov, as well as in the enclosed Instructions for Completing the Election Form. The information contained in the Proxy Statement speaks as of September 28, 2007, and does not reflect subsequent developments. The information contained in the Supplement speaks as of November 5, 2007, and does not reflect subsequent developments. However, both documents incorporate by reference subsequent filings with the SEC by URS and Washington Group. You should rely only on the information contained or expressly incorporated by reference in the Proxy Statement and the Supplement. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in those documents. If you have any questions regarding the forms or the election process, contact the Information Agent at (800) 322-2885.

If you have questions or require assistance and you are a bank, broker or own your own shares in street name, please contact the Information Agent at (800) 322-2885.

This communication may be deemed to be a solicitation. URS and Washington Group filed with the SEC the Proxy Statement, the Supplement and other documents concerning the merger. Washington Group stockholders should read the Proxy Statement, the Supplement, the Amended Merger Agreement and the other documents filed with the SEC because they contain important information. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov, or by contacting the Information Agent at (800) 322-2885.

The Washington Group board of directors has approved the merger agreement, as amended, and the transactions contemplated by the merger agreement, as amended, including the merger, and unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement, as amended, and approve the merger and “FOR” the proposal to authorize the adjournment of the Washington Group special meeting.

Joseph Masters
Corporate Secretary
URS Corporation

Craig Taylor
Corporate Secretary
Washington Group International, Inc.